

02017120



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PNM Resources, Inc. *70-10043*	0001108426
(Exact Name of Applicant as Specified in Charter)	(Applicant CIK Number)

Public Service Company of New Mexico *70-10044*	0000081023
(Exact Name of Applicant as Specified in Charter)	(Applicant CIK Number)

Form U-1 Application/Declaration	070- *10043*
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

In connection with the filing of the Form U-1 Application/Declaration, the Applicants hereby file the following exhibits thereto in paper form:

Exhibit E-1   Map showing the interconnection of the Eastern Interconnection Project to Public Service Company of New Mexico's properties.



SIGNATURES

Filings Made by the Applicant. The Applicant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Albuquerque, State of New Mexico, January 16, 2002.

PNM RESOURCES, INC.

By: _____

Name: John R. Loyack
Title: Vice President, Corporate Controller
And Chief Accounting Officer

SIGNATURES

Filings Made by the Applicants. The Applicant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Albuquerque, State of New Mexico, January 16 , 2002.

PUBLIC SERVICE COMPANY OF NEW MEXICO

By: _____
      Name: John R. Loyack
      Title: Vice President, Corporate Controller
           And Chief Accounting Officer



EASTERN INTERCONNECT PROJECT (EIP)
345 kVA TRANSMISSION LINE

Legend

- ===== EIP Line
- ☐ EIP Facilities
- ▣ PNM Transmission Facilities
- —— PNM Transmission Lines

Scale: 1" = 25 Miles